

13011167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Section

FEB 2 8 2013

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SEC FILE NUMBER
8- 44501

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fourth Street Financial Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2245 Gilbert Avenue

(No. and Street)

Cincinnati	OH	45206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
c. Kenneth Nemenz   513-281-7900

                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.

(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500	Cincinnati, OH		45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jerry Minton _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Fourth Street Financial Group, Inc. _____ , as

of December 31 _____ , 20 12 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

V.P.
_____

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Fourth Street Financial Group, Inc.

We have audited the accompanying statement of financial condition of Fourth Street Financial Group, Inc. as of December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fourth Street Financial Group, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 27, 2013

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | springfield | toledo

1

Assets:

Cash	$	28,673
Accounts receivable		31,270
Deposit		122
Stockholder receivable		932

Property, plant and equipment:

Furniture & fixtures	44,765
Computer equipment	32,615
	77,380
Less accumulated depreciation	75,701
	1,679

	$	62,676

Liabilities and Stockholders' Equity:

Liabilities-accounts payable and accrued expenses	$	2,681

Stockholders' equity:

Common stock, no par value;

600 shares authorized, issued and outstanding	75,000
Retained earnings (deficit)	(15,005)
	59,995

	$	62,676

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of business
Fourth Street Financial Group, Inc. is an Ohio corporation operating as a securities broker and dealer in Cincinnati, Ohio. The Company provides, on occasion, management and other services to Alpha Investment Management, registered investment advisors, and Fourth Street Financial Agency, Inc., an insurance agency (See Note 4 for more details). The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear customer transactions.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. No allowance was deemed necessary by management at December 31, 2012.

Furniture, equipment and improvements
Furniture, equipment and improvements are stated at cost and are being depreciated over estimated useful lives of five to seven years using accelerated methods.

Income taxes
The Company, with the consent of its stockholders, has elected to be taxed as an S corporation. The stockholders are personally liable for their proportionate share of the Company's taxable income (loss). Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

Uncertain tax positions
The Company adopted the provisions for Accounting for Uncertainty in Income Taxes. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2009–2011. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 27, 2013, the date on which the financial statements were available to be issued.

2. LEASES:

The Company has a month-to-month sub-lease agreement with Alpha Investments, Inc., a company with a common officer and shareholder. The Company pays $1,000 per month to Alpha Investments, Inc. Rent payments to Alpha Investments, Inc. totaled $ 12,000 for the year ended December 31, 2012.

3. RETIREMENT PLAN:

The Company has a simplified employee pension-individual retirement account (SEP-IRA) plan covering substantially all employees. Contributions to the plan are discretionary and totaled $9,804 for the year ended December 31, 2012.

4. RELATED PARTY TRANSACTIONS:

The Company shares offices and employees with Fourth Street Financial Agency, Inc. and Alpha Investments, Inc., companies with common officers and stockholders. The Company recognized management fees totaling $ 170,905 from these companies for the year ended December 31, 2012.

The Company has a receivable of $932 with one of its stockholders. The receivable is accruing interest at the Applicable Federal Rate (.20% at December 31, 2012).

5. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2012, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $56,962 and .0471 to 1, respectively.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(ii) and did not maintain possession or control of any customer funds or securities as of December 31, 2012.



At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.